EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Six months ended June 30,
		2013	2012

Earnings from continuing operations before income taxes		$294	$349
Less:	Equity earnings	(33)	(31)
Add:	Total fixed charges deducted from earnings	131	129
	Dividends received from equity investees	36	27

	Earnings available for payment of fixed charges	$428	$474

Fixed charges

	Interest expense	$128	$126
	Portion of operating lease rental deemed to be interest	3	3

	Total fixed charges deducted from earnings and fixed charges	$131	$129

Ratio of earnings to fixed charges		3.8	3.7